                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 4)*


                         WellPoint Health Networks Inc.
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                                (Name of Issuer)

                                  Common stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   94973H-108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-(c)
          [_]  Rule 13d-1(d)
----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 94973H-108                   13G                    Page 2 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER                          1,045,324
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER                          129,300
  OWNED BY        --------------------------------------------------------------
    EACH          7.   SOLE DISPOSITIVE POWER                         4,775
  REPORTING       --------------------------------------------------------------
   PERSON         8.   SHARED DISPOSITIVE POWER                     131,800
    WITH:
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,174,624
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*       [_]         N/A
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.74%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                    HC
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 94973H-108                   13G                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER                           1,045,299
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER                           129,300
  OWNED BY        --------------------------------------------------------------
    EACH          7.   SOLE DISPOSITIVE POWER                          4,750
  REPORTING       --------------------------------------------------------------
   PERSON         8.   SHARED DISPOSITIVE POWER                      131,800
    WITH:
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,174,599
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*      [_]      N/A
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.74%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                    BK
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 94973H-108                   13G                    Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust of Pennsylvania
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania banking corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER                      25
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER                     0
  OWNED BY        --------------------------------------------------------------
    EACH          7.   SOLE DISPOSITIVE POWER                 25
  REPORTING       --------------------------------------------------------------
   PERSON         8.   SHARED DISPOSITIVE POWER                0
    WITH:
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    25
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*    [_]    N/A
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                    BK
--------------------------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 94973H-108                   13G                    Page 5 of 11 Pages
--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

            WellPoint Health Networks Inc.
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            21555 Oxnard Street
            Woodland Hills, CA  91367
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Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Pennsylvania
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890
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Item 2(c).  Citizenship:

            Wilmington Trust Corporation is a Delaware corporation;
            Wilmington Trust Company is a Delaware banking corporation Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.
--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common Stock
--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

            94973H-108
--------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

             Wilmington Trust Company and Wilmington Trust of Pennsylvania are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.


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CUSIP No. 94973H-108                   13G                    Page 6 of 11 Pages

     (c)       [_] Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

     (d)       [_] Investment company registered under Section 8 of the
                   Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule 13d-1(b)(1)
                   (ii)(E);

     (f)       [_] An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

     (g)       [X] A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

                   Wilmington Trust Corporation is a Parent Holding Company.

     (h)       [_] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

     (i)       [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
                   Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Pennsylvania are a Group.

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Wilmington Trust Corporation:               1,174,624
          Wilmington Trust Company:                   1,174,599
          Wilmington Trust of Pennsylvania:                  25


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CUSIP No. 94973H-108                   13G                    Page 7 of 11 Pages

     (b) Percent of class:
          Wilmington Trust Corporation:             1.74%
          Wilmington Trust Company:                 1.74%
          Wilmington Trust of Pennsylvania:            0%

     (c) Number of shares as to which Wilmington Trust Corporation has:

          (i)   Sole power to vote or to direct the vote

                         1,045,324

          (ii) Shared power to vote or to direct the vote

                         129,300

          (iii) Sole power to dispose or to direct the disposition of

                         4,775

          (iv) Shared power to dispose or to direct the disposition of

                         131,800

          Number of shares as to which Wilmington Trust Company has:

          (i)   Sole power to vote or to direct the vote

                         1,045,299

          (ii) Shared power to vote or to direct the vote

                         129,300

          (iii) Sole power to dispose or to direct the disposition of

                         4,750

          (iv) Shared power to dispose or to direct the disposition of

                         131,800

          Number of shares as to which Wilmington Trust of Pennsylvania has:



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CUSIP No. 94973H-108                   13G                    Page 8 of 11 Pages


          (i)   Sole power to vote or to direct the vote

                         25

          (ii) Shared power to vote or to direct the vote

                         0

          (iii) Sole power to dispose or to direct the disposition of

                         25

          (iv) Shared power to dispose or to direct the disposition of

                         0
--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/


--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company: BK
         Wilmington Trust of Pennsylvania: BK

--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation: HC
         Wilmington Trust Company: BK
         Wilmington Trust of Pennsylvania: BK


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CUSIP No. 94973H-108                   13G                    Page 9 of 11 Pages

--------------------------------------------------------------------------------
Item 9.   Notice of Dissolution of Group.

          Not applicable.
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Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 1999                              WILMINGTON TRUST CORPORATION

                                            By:  /s/ Robert V.A. Harra, Jr.
                                                 ---------------------------
                                                 Robert V.A. Harra, Jr.
                                                 President

                                            WILMINGTON TRUST COMPANY

                                            By:  /s/ Cynthia L. Corliss
                                                 ---------------------------
                                                 Cynthia L. Corliss
                                                 Vice President

                                            WILMINGTON TRUST OF PENNSYLVANIA

                                            By:  /s/ Michael A. DiGregorio
                                                 ---------------------------
                                                 Michael A. DiGregorio
                                                 Vice President



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CUSIP No. 94973H-108                   13G                  Page 10 of 11 Pages


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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CUSIP No. 94973H-108                   13G                  Page 11 of 11 Pages



                             JOINT FILING AGREEMENT


Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Pennsylvania (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Persons. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 9th day of August, 1999.

WILMINGTON TRUST CORPORATION

By:      /s/ Robert V.A. Harra, Jr.
         --------------------------------
         Robert V.A. Harra, Jr.
         President

WILMINGTON TRUST COMPANY

By:      /s/ Cynthia L. Corliss.
         --------------------------------
         Cynthia L. Corliss
         Vice President

WILMINGTON TRUST OF PENNSYLVANIA

By:      /s/ Michael A. DiGregorio
         --------------------------------
         Michael A. DiGregorio
         Vice President

                            WILMINGTON TRUST COMPANY
                            1100 North Market Street
                           Wilmington, Delaware 19890




August 9, 1999




United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen/Ladies:

Pursuant to Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended, we are filing herewith in electronic format a Schedule 13-G reflecting beneficial ownership as of July 31, 1999 by Wilmington Trust Corporation and its bank subsidiaries, including Wilmington Trust Company and Wilmington Trust of Pennsylvania, with respect to the following issuer and security:

                     Wellpoint Health Networks Inc. Common

Please contact me if there are any questions regarding this filing.

Sincerely,



/s/ Cynthia L. Corliss
----------------------------
Cynthia L. Corliss
Vice President and Trust Counsel

Telephone Number (302) 651-8516